J.P.Morgan



J.P. Morgan Structured Investments

The J.P. Morgan U.S. Sector Rotator 5 Index (Series 1)
Strategy Guide

January 2015

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and JPMorgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

Investing in CDs linked to the J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the "Strategy") is not equivalent to a direct investment in the Strategy or any index that forms part of the Strategy.

Investments in CDs linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This strategy guide contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the CDs mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Any historical composite performance records included in this presentation are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this presentation. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the CDs linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Strategy and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Strategy. J.P. Morgan provides no assurance or guarantee that the CDs linked to the Strategy will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in CDs or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise

Overview

The J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (the **"Index"** or the **"Strategy"**) is a notional rules-based proprietary index that seeks to provide exposure to U.S sector equities. On a monthly basis, the Index tracks the excess return of a synthetic portfolio of (i) up to five U.S. Sector Constituents selected out of ten possible U.S. Sector Constituents (each, a "U.S. Sector Constituent"), which are U.S. sector exchange-traded funds, that are selected according to their past month return with a volatility feature, or, (ii) if fewer than five of the 10 U.S. Sector Constituents meet the selection criteria, the U.S. Sector Constituents that meet the selection criteria and the PIMCO Total Return Active Exchange-Traded Fund (the "**Bond Constituent**", and together with the U.S. Sector Contituents, the "Basket Constituents"). Key features of the Index include:

- potential exposure to up to five of 11 investable constituent underlyings (10 exchange-traded funds across U.S. sectors and an exchange-traded fund representing a fixed income exposure);

- the weights allocated to the Index are dynamic and determined on a monthly rebalancing date based on a momentum style allocation to the five highest positive performing U.S. Sector Constituents, if any;

- Constituent exposure is determined on the second to last business day of each month and the Index rebalances on the last business day of each month;

- the Index allocates to the Bond Constituent if there are fewer than five positive performing U.S. Sector Constituents;

- the Index uses a volatility budgeting approach to assign weights to the U.S. Sector Constituents based on a total volatility allocation of 5%. Each U.S. Sector Constituent selected for inclusion is assigned an individual volatility allocation of 1% (20% * 5%). If fewer than five U.S. Sector Constituents qualify for inclusion in the synthetic portfolio, the Bond Constituent will be assigned the unused portion of the total volatility allocation;

- the weight for each selected U.S. Sector Constituent is equal to the individual volatility allocation of that U.S. Sector Constituent divided by the annualized realized volatility of that U.S. Sector Constituent over the previous month, subject to a maximum weight of 30% for a U.S. Sector Constituent and 100% for the Bond Constituent;

- the Index is an excess return index and reflects the weighted performance of the U.S Sector Constituents and the Bond Constituent in excess of the return of the JPMorgan Cash Index USD 3 Month (the "Cash Constituent");

- the Index Level is calculated in U.S. dollars;

- the Index levels are published on Bloomberg under the ticker JPUSSC5E.

What are the Basket Constituents?

The following table sets forth the Basket Constituents that compose the Index.

Basket Constituents				
Constituents		Sector	Currency	Bloomberg Tickers
U.S. Sector Constituents	The Consumer Discretionary Select Sector SPDR® Fund	Consumer Discretionary	USD	XLY
	The Consumer Staples Select Sector SPDR® Fund	Consumer Staples	USD	XLP
	The Energy Select Sector SPDR® Fund	Energy	USD	XLE
	The Financial Select Sector SPDR® Fund	Financial	USD	XLF
	The Health Care Select Sector SPDR® Fund	Health Care	USD	XLV
	The Industrial Select Sector SPDR® Fund	Industrial	USD	XLI
	The Utilities Select Sector SPDR® Fund	Utilities	USD	XLU
	The Materials Select Sector SPDR® Fund	Materials	USD	XLB
	The Technology Select Sector SPDR® Fund	Technology	USD	XLK
	iShares® U.S. Real Estate ETF	Real Estate	USD	IYR
Bond Constituent	PIMCO Total Return Active Exchange-Traded Fund		USD	BOND

Note: See the relevant underlying supplement for more information on the Index and the Basket Constituents.

Certain historical data for the Basket Constituents can be accessed on the Bloomberg website (www.bloomberg.com) by typing [ticker]: index in the search box. Information contained in the Bloomberg website is not incorporated by reference in, and should not be considered a part of, this strategy guide.

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from December 31, 2004 through June 20, 2013 and the actual performance from June 21, 2013 through December 31, 2014. For time periods prior to the launch of the Bond Constituent, the hypothetical back-tested performance was calculated using alternative performance information derived from the PIMCO Total Return Active Exchange-Traded Fund, rather than the performance information for the Bond Constituent. Based on the hypothetical back-tested performance, the Index realized annualized returns of 3.88% per annum over the period, and outperformed the excess return of the JPMorgan GBI US Index (Excess Return) (the "JPMorgan US Government Bond Index") over the performance of the Cash Constituent. There is no guarantee that the Index will outperform the excess return the JPMorgan US Government Bond Index during the term of your investment in CDs linked to the Index.

Hypothetical and Historical Comparison of the J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (December 31, 2004 to December 31, 2014)

	J.P. Morgan U.S. Sector Rotator 5 Index (Series 1)	S&P 500 Index Total Return (Excess Return)	JPMorgan US Government Bond Index (Excess Return)
12 Month Return	**3.88%**	13.30%	5.72%
3 Year Return (Annualized)	**6.15%**	19.79%	1.02%
10 Year Return (Annualized)	**3.89%**	5.34%	2.26%
Annualized volatility	**4.50%**	20.44%	4.72%

Source: Bloomberg and J.P. Morgan. Please see notes immediately following the graph below.

Hypothetical and Historical Performance of the J.P. Morgan U.S. Sector Rotator 5 Index (Series 1) (December 31, 2004 to December 31, 2014)



Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to June 21, 2013, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. For time periods prior to the launch of the Bond Constituent, the hypothetical back-tested performance was calculated using alternative performance information derived from the PIMCO Total Return Active Exchange-Traded Fund, rather than the performance information for the Bond Constituent. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily log returns of the relevant index for the full period from December 31, 2004 through December 31, 2014.

 "S&P 500 Total Return (Excess Return)" represents a hypothetical index constructed from the net total returns of the S&P 500 Index with the returns of the Cash Constituent deducted.

 "JPMorgan US Government Bond Index (Excess Return)" represents a hypothetical index constructed from the returns of the JPMorgan US Government Bond Index with the returns of the Cash Constituent deducted.

Strategy Description

The Index rebalances the synthetic portfolio monthly on the last business day of the month. As part of this rebalancing process, the Index will assign weights to the Basket Constituents. Weights are selected on the second to last business day of each month. The Index uses a volatility budgeting approach to assign weights to the U.S. Sector Constituents and the Bond Constituent based on a total volatility allocation of 5% (the "Target Volatility"). The Index does not target a specific volatility (5% or otherwise) for the synthetic portfolio as a whole, and, due to potential correlation among the Basket Constituents and individual weighting caps, the actual realized volatility of the Index may be greater than or less than 5%.

On each selection date for the monthly rebalancing of the Index, the Index will employ the following steps:

■ The Index will select the top five positive performing U.S. Sector Constituents based on their past month's performance for inclusion in the synthetic portfolio. If, however, fewer than five U.S. Sector Constituents have positive returns over the past month, the Bond Constituent will be added to the synthetic portfolio. In the example below, the five top performing U.S. Sector Constituents are identified.



■ The Index has a total volatility allocation of 5%. Each U.S. Sector Constituent selected for inclusion in the synthetic portfolio is assigned an individual volatility allocation of 1%. If fewer than five U.S. Sector Constituents qualify for inclusion in the synthetic portfolio, the Bond Constituent will be assigned the remaining allocation. For example, if there are only three qualifying U.S. Sector Constituents, the Bond Constituent will have an individual volatility allocation of 2% (2 * 1%).

■ The rebalanced weight for each selected Constituent is equal to the individual volatility allocation divided by the annualized realized volatility of that Constituent over the previous month, subject to a maximum weight of 30% for an U.S. Sector Constituent and 100% for the Bond Constituent.

   Individual Volatility Allocation / Annualized Realized Volatility = Rebalanced weight

■ After the rebalanced weights have been determined based on the above methodology, the Index will track the excess return of this portfolio until the next rebalancing date.

Hypothetical Backtest Example

■ On December 28, 2012, the Financial Select Sector SPDR® Fund, the Industrial Select Sector SPDR® Fund, the Materials Select Sector SPDR® Fund and the iShares® U.S. Real Estate ETF each had positive returns in the previous month and therefore were selected for

inclusion in the portfolio, and the Bond Constituent was also selected. On December 31, 2012, the weights calculated below were rebalanced by the Index.

	XLF	XLI	XLB	IYR	Bond Constituent
Individual Volatility Allocation	1%	1%	1%	1%	1%
Realized Annualized Volatility	12.62%	10.22%	12.90%	8.71%	2.29%
Rebalanced Weight	7.9%	9.8%	7.8%	11.5%	43.6%

Although the weight for each of the top 5 performing Constituents is determined as described above, it may be helpful to think of that weight determination also in the following way: if each such Constituent were given a provisional weight equal to 20% and if that provisional weight were then scaled up or down based on whether its annualized volatility was greater or less than 5% over the preceding month (subject to the relevant weight maximum), you would arrive at the rebalanced weight.

Because each qualifying U.S. Sector Constituent has a maximum weight of 30% and the Bond Constituent has a maximum weight of 100%, the synthetic portfolio may have a total weight of more than 100%. The maximum total weight for the synthetic portfolio is 220%. Accordingly, the Index may be exposed to leverage. In addition, the total weight for the synthetic portfolio may be less than 100%, which will result in the Index being partially uninvested and cause the Index to reflect no return for the un-invested portion.

Excess Return

The Index is an excess return index intended to reflect the return of a synthetic investment in the synthetic portfolio where the investment is made through the use of borrowed funds. Accordingly, the return of the Cash Constituent will be deducted from all Basket Constituents as all Constituents need to borrow funds to be invested.

Historical Analysis

Targeting volatility

As described in *"Strategy Description,"* the Index does not target a specific volatility (5% or otherwise) for the synthetic portfolio as a whole, and the actual realized volatility of the Index may be greater than or less than 5%. The graph below illustrates the hypothetical six-month annualized volatility of the Index as well as that of the S&P 500[®] Total Return Index and the JPMorgan US Government Bond Index between May 26, 2005 and November 28, 2014.

Volatility is a measurement of the variability of returns. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical daily logarithmic returns of each index over a one-year observation period. For any given day, the "one-year annualized volatility" is the annualized standard deviation of the daily logarithmic returns of the relevant index using the closing levels of the index during the 252 index-day period preceding that day. For example, for the day September 30, 2010, the data point on the graph for that day represents the annualized standard deviation of the daily logarithmic returns using closing levels of the relevant index during the 252 Index-days up to and including September 30, 2010.



Hypothetical one-year annualized volatility (May 26, 2005 – December 31, 2014)

Legend:
- J.P. Morgan US Sector Rotator 5 Index (Series 1)
- S&P 500 Total Return Index
- JPMorgan US Government Bond Index
- Target Volatility

Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical one-year annualized volatility levels of the Index, the S&P 500 Total Return Index, and the JPMorgan US Government Bond Index, are presented for informational purposes only. The back-tested, hypothetical, historical one-year annualized volatility has inherent limitations. These volatility levels reflect historical performance (and in the case of the Index hypothetical historical performance). No representation is made that in the future the Index, the S&P 500 Total Return Index or the JPMorgan US Government Bond Index will have the volatilities shown above. There is no guarantee that the Index will outperform any alternative investment strategy, including the S&P 500 Total Return Index or the JPMorgan US Government Bond Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual one-year annualized volatilities will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical allocations

The following graph illustrates the hypothetical historical allocation of the U.S. Sector Constituents and Bond Constituent, based on the rebalancing mechanics set forth under the *"Strategy Description."* For a detailed description of which indices make up the U.S. Sector Constituents and Bond Constituent displayed in this graph, please see *"What are the Basket Constituents?".*

Hypothetical allocations December 2004 – December 2014



Source: J.P. Morgan.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the U.S. Sector Constituents and Bond Constituent during your investment in CDs linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the U.S. Sector Constituents and Bond Constituent consistent with the hypothetical allocations displayed in the preceding graph. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical back-test. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The following graph illustrates the hypothetical historical percentage of time allocation of Constituents based on the rebalancing mechanics set forth under the *"Strategy Description."* The U.S. Sector Constituents are represented by the name of the corresponding constituent under *"What are the Basket Constituents?"* There are 121 months over the period from December 2004 to December 2014. The percentage number of the constituent listed in the chart below when multiplied by 121 shows the number of months the Index has allocated to each Constituent listed below. For example, the months allocated to XLY, the Consumer Discretionary Select Sector SPDR® Fund Consumer, is 121×45.5%=55 months.

Hypothetical time allocation December 2004 – December 2014



Source: J.P. Morgan.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual percentage of the time that would be assigned to any Constituents during your investment in CDs linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations to the Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical back-test. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The charts below illustrate the average allocation over specific time periods to the U.S. Sector Constituents and Bond Constituent. These charts intend to demonstrate how the average allocation between the U.S. Sector Constituents and the Bond Constituents changes during different market environments. These hypothetical allocations were calculated by averaging the monthly allocations during the periods indicated.

Average monthly allocations in declining equity markets

November 2002 to March 2003 *November 2007 to March 2009*

 

Average monthly allocations in rising equity markets

April 2003 to October 2007 *April 2009 to November 2014*

 

Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the U.S. Sector Constituents and Bond Constituent during your investment in CDs linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the U.S. Sector Constituents and Bond Constituent consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical back test. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks associated with the Strategy

THE STRATEGY COMPRISES NOTIONAL ASSETS AND LIABILITIES—the exposures to the dynamic basket that tracks the excess returns of the Basket Constituents above the JPMorgan Cash Index USD 3 Month are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THE INDEX DOES NOT TARGET A SPECIFIC VOLATILITY FOR THE SYNTHETIC PORTFOLIO AS A WHOLE, AND ITS ACTUAL REALIZED VOLATILITY MAY BE GREATER OR LESS THAN 5% — The Index does not target a specific volatility (5% or otherwise) for the synthetic portfolio as a whole, and, due to potential correlation among the Basket Constituents and individual weighting caps, the actual realized volatility of the Index may be greater than or less than 5%.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY—The Strategy seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

THE INDEX MAY HAVE EXPOSURE ONLY TO THE BOND CONSTITUENT (AND NO EXPOSURE TO ANY U.S. SECTOR CONSTITUENT) FOR AN EXTENDED PERIOD OF TIME — The Index will be subject to the performance of certain U.S. market sectors, which may be subject to prolonged negative trend. Under these circumstances, the Index may have exposure only to the Bond Constituent for an extended period of time (and no exposure to any U.S. Sector Constituent, if every U.S. Sector Constituent is in a negative trend). Your return may be adversely affected by a prolonged exposure only to the Bond Constituent.

THE INDEX MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE —The Index may use leverage to increase the return from any Constituent because the sum of the weights of the Basket Constituents included in the synthetic portfolio underlying the Index may be greater than 100%, up to a maximum total weight of 220%. In particular, the use of leverage will magnify any negative performance of the relevant Constituents which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

THE INDEX MAY BE PARTIALLY UNINVESTED OR BECOME ENTIRELY UNINVESTED, WHICH WILL RESULT IN A PORTION OR ALL OF THE INDEX REFLECTING NO RETURN — Because of the method by which the weight of each Constituent selected for inclusion in the synthetic portfolio underlying the Index is determined, the weight of a selected Constituent generally decreases as its annualized realized volatility during the month preceding the relevant Index rebalancing day increases. If one or more of the selected Constituents experienced heightened volatility over the relevant period, the total weight of the Constituents included in the synthetic portfolio may be less than 100%. A total weight of less than 100% means that the Index is partially uninvested and, accordingly, the Index will reflect no return with respect to the uninvested portion.

CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE OF THE STRATEGY—Performances among the Basket Constituents may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type that have a substantial weighting in the Strategy could have a material adverse effect on the performance of the Strategy.

THE LEVELS OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE – One way in which the Index may differ from a typical index is that its level will include a deduction from the aggregate performance of the Constituents of a fee of 0.50% per annum. The fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

OTHER KEY RISKS:

■ The Strategy may not be successful and may not outperform any alternative strategy related to the Basket Constituents.

■ The payment on any investments linked to the Strategy in excess of applicable FDIC limits is exposed to the credit risk of J.P. Morgan Chase Bank, N.A.

■ The investment strategy involves monthly rebalancing and maximum weighting caps that are applied to the Basket Constituents.

■ Changes in the value of the Basket Constituents may offset each other.

■ The Strategy is subject to risks associated with specific sectors in the U.S market.

- The Index was established on June 21, 2013, and therefore has a limited operating history.

- JPMS will act as CD calculation agent. J.P. Morgan Securities plc is the Index Sponsor and Index Calculation Agent and is responsible for calculating and maintaining the Index and developing guidelines and policies governing the Index. JPMS and its affiliates are entitled to exercise discretion in good faith and a commercially reasonable manner in relation to the CDs and the Index. JPMS and its affiliates have no obligation to consider your interests in taking any actions.

The risks identified above are not exhaustive. You should also review carefully the related *"Risk Factors"* section in the relevant disclosure statement and underlying supplement and the *"Selected Risk Considerations"* in the relevant term sheet or disclosure supplement.